N-SAR Item 77.D.  Policies with Respect to Security Investment


     At a meeting held on January 15, 2002, the Board of Dreyfus Premier Worldwide Growth Fund, Inc. adopted a non-fundamental policy to invest at least 80% of the Fund's assets in stocks and at least 25% of its assets in stocks of foreign companies.